UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 20, 2026

Personalis, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-38943	27-5411038
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6600 Dumbarton Circle Fremont, California	94555
(Address of Principal Executive Offices)	(Zip Code)

(650) 752-1300

Registrant’s Telephone Number, Including Area Code

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	PSNL	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

On July 20, 2026, Personalis, Inc., a Delaware corporation (the “Company”) and Tempus AI, Inc., a Nevada corporation (“Tempus”) issued a joint press release announcing the proposed acquisition of the Company by Tempus, the full text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference (the “Press Release), which includes certain preliminary financial and operational results of the Company for the quarter ended June 30, 2026.

Item 7.01.	Regulation FD Disclosure.

On July 20, 2026, the Company and Tempus announced that they entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Tempus, Aviary Development, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Tempus (“Merger Sub I”), and Toucan Development, LLC, a Nevada limited liability company and a direct, wholly-owned subsidiary of Tempus (“Merger Sub II”), pursuant to which, subject to the terms and conditions of the Merger Agreement, (i) Merger Sub I will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a direct, wholly-owned subsidiary of Tempus, and (ii) immediately following the First Merger, the Company will merge with and into Merger Sub II (the “Second Merger”), with Merger Sub II surviving the Second Merger as a direct, wholly-owned subsidiary of Tempus.

The information provided in Item 2.02 and this Item 7.01, including Exhibit 99.1 of this Current Report in Item 9.01, is “furnished” pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), except as expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Tempus and the Company. This communication includes forward-looking statements within the meaning of federal securities laws. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Tempus’s common shares or the Company’s stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that stockholders of the Company may not approve the merger agreement; the risk that a condition to closing of the transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate timing, outcome and results of integrating the operations of Tempus and the Company; the effects of the business combination of Tempus and the Company, including the combined company’s future financial condition, results of operations, strategy and plans; regulatory approval and clearances of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the transaction; the significant costs associated with the proposed transaction; potential litigation relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of Tempus and/or the Company to pursue certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of Tempus and the Company; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which Tempus and the Company operate; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Tempus’s or the Company’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Tempus’s and the Company’s respective periodic reports and other filings with the SEC, including the risk factors identified in Tempus’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and the Company’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Tempus nor the Company undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information and Where to Find It

In connection with the proposed merger, Tempus will file with the SEC a registration statement on Form S-4 which will include a document that serves as a prospectus of Tempus and a proxy statement of the Company (the “proxy statement/prospectus”). Tempus, the Company and certain of their respective affiliates intend to jointly file a transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) with the SEC. After the registration statement has been declared effective by the SEC, the proxy statement/prospectus will be sent to the stockholders of the Company seeking their approval of the transaction-related proposals. This communication is not a substitute for the registration statement, the proxy statement/prospectus, the Schedule 13E-3 or any other document that the Company or Tempus may file with the SEC with respect to the proposed business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, THE SCHEDULE 13E-3 AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEMPUS, THE COMPANY AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Tempus at its website, www.tempus.com, or from the Company at its website, www.personalis.com. Documents filed with the SEC by Tempus will be available free of charge by accessing Tempus’s website at https://investors.Tempus.com/financials/sec-filings, under the heading SEC Filings, or, alternatively, by contacting Tempus’s Corporate Secretary at Tempus AI, Inc., 600 West Chicago Avenue, Suite 510, Chicago, Illinois 60654, and documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website at www.personalis.com under the heading Investor or, alternatively, by contacting the Company’s Investor Relations department at investors@personalis.com.

Participants in the Solicitation

Tempus and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company and Tempus in respect of the proposed merger under the rules of the SEC. Information regarding the Company’s directors and certain of its executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, can be found under the captions “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation,” and “Director Compensation” contained in the Company’s definitive proxy statement on Schedule 14A for the Company’s 2026 annual meeting of stockholders, which was filed with the SEC on April 2, 2026. To the extent holdings of the Company’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including (i) the Form 4 filed by Dr. Myers on May 14, 2026; (ii) the Form 4 filed by Ms. Bloom on May 14, 2026; (iii) the Form 4 filed by Ms. Shoff on May 14, 2026; (iv) the Form 4 filed by Dr. Widder on May 14, 2026;

(v) the Form 4 filed by Mr. Bowman on May 14, 2026; (vi) the Form 4 filed by Ms. Eastham on May 14, 2026 and the Amended Form 4 filed by Ms. Eastham on June 11, 2026; (vii) the Form 4s filed by Mr. Tachibana on May 29, 2026, June 5, 2026, June 26, 2026 and June 29, 2026; (viii) the Form 4 filed by Dr. Chen on July 15, 2026; and (ix) the Form 4s filed by Mr. Hall on May 29, 2026, June 26, 2026 and July 9, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Tempus using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Joint Press Release issued by Tempus and the Company, dated July 20, 2026 (furnished herewith)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Personalis, Inc.

Dated: July 20, 2026	By:	/s/ Christopher Hall
Christopher Hall
Chief Executive Officer

Exhibit 99.1

Tempus to Acquire Personalis, More Tightly Integrating Molecular Residual Disease (MRD) into Its AI-Enabled Precision Oncology Platform

Acquisition brings together Personalis’ MRD technology with Tempus’ commercial scale, multimodal data and AI platform to advance cancer monitoring, deepen insights and accelerate growth

Expands Tempus’ reach across the cancer care continuum and accelerates access to industry-leading technology within the rapidly emerging MRD market, a $20 billion opportunity

FREMONT, Calif., July 20, 2026 — Personalis, Inc. (Nasdaq: PSNL), a leader in advanced genomics for precision oncology, today announced that it has entered into a definitive agreement to be acquired by Tempus AI, Inc. (NASDAQ: TEM), a technology company leading the adoption of AI to advance precision medicine and patient care. The acquisition will expand Tempus capabilities in minimal residual disease (MRD) and enhance its ability to support patients from diagnosis and treatment selection, to recurrence and monitoring.

Under the terms of the agreement, Personalis shareholders will receive consideration of $16.25 per share of common stock, representing a total enterprise value of $1.5 billion, net of Tempus’ existing ownership interest.

The complementary acquisition builds on the companies’ existing partnership, established in November 2023, through which Tempus invested in Personalis and commercializes the company’s NeXT Personal® MRD test. It brings together Tempus’ multimodal data platform, AI capabilities and precision oncology portfolio with Personalis’ industry-leading tumor-informed MRD technology to expand access to longitudinal monitoring, create new opportunities to advance biomarker discovery and enhance personalized cancer care.

“MRD is a large and rapidly growing market with the potential to truly transform how cancer patients are monitored, helping clinicians make faster and more informed decisions when cancer recurs,” said Eric Lefkofsky, CEO of Tempus. “Through our existing collaboration with Personalis, we have already demonstrated the strength of combining highly sensitive MRD technology with our commercial infrastructure. With clinical adoption and reimbursement momentum building, we are collectively well positioned to capture this opportunity, which makes this acquisition particularly exciting.”

With approximately 2.1 million new cancer diagnoses expected in the U.S. this year1 and more people living longer after a cancer diagnosis, the need for long-term monitoring is critical and continues to grow. Personalis’ ultrasensitive MRD tests are uniquely positioned to support this essential need. NeXT Personal has industry-leading sensitivity for detecting small traces of circulating tumor DNA, enabling tracking of cancer treatment response, detection of residual cancer and early detection of recurrence. With Medicare coverage in three indications and additional coverage anticipated, Personalis continues to demonstrate leadership in monitoring treatment response and cancer recurrence.

[1]	https://www.cancer.org/content/dam/cancer-org/research/cancer-facts-and-statistics/annual-cancer-facts-and-figures/2026/2026-cancer-facts-and-figures.pdf

“We believe this transaction represents an exciting next chapter for Personalis,” said Chris Hall, CEO of Personalis. “Combining with Tempus gives us the scale, complementary capabilities and resources to accelerate innovation and deliver even greater value to patients, clinicians and biopharma partners. After conducting an exhaustive process, we are confident Tempus’ offer provides the most value to our shareholders and the fastest path to bringing Personalis’ industry-leading tests to patients suffering from cancer.”

Transaction Terms

Under the terms of the agreement Tempus will acquire all outstanding shares of Personalis not already owned by Tempus at a price of $16.25 per common share, representing a 6% premium to Friday’s closing price and a 28% premium to unaffected 30-day VWAP. Consideration will be structured as a 100% stock transaction with Tempus having the option to elect payment in cash at Tempus’ discretion, capped at 50% of the consideration paid. Personalis shareholders will receive a floating exchange ratio of Tempus AI common stock for each share of Personalis common stock they own at closing, subject to a maximum exchange ratio of 0.3356, which shall be finalized closer to the closing of the transaction. Cash consideration will be financed with cash on hand and borrowings under the Company’s then existing credit facilities.

The closing is expected in late 2026 or early 2027, and is subject to Personalis’ shareholder approval, as well as receipt of applicable regulatory approvals and other customary closing conditions. The transaction was approved by both companies’ board of directors.

Personalis delivered preliminary revenue in Q2 of $22.4 million. In the quarter, they delivered 10,384 clinical tests, representing a 33% increase in test volumes quarter over quarter.

Tempus Conference Call

Tempus will host a special conference call and live audio webcast at 9:00 a.m. ET to provide an overview of the transaction. The call will be led by Tempus Founder and CEO, Eric Lefkofsky and Chief Financial Officer, Jim Rogers.

The live audio webcast will be accessible through the “Events” section of the Tempus Investor Relations website or by clicking here. Alternatively, the call can be accessed via the following:

Conference ID: 9813595

United States - New York: (646) 307-1963

USA & Canada - Toll-Free: (800) 715-9871

For those unable to listen to the live broadcast, a recording will be available on the website following the call.

Additionally, an investor presentation relating to the transaction has been posted to the Tempus Investor Relations website at investor.tempus.com.

About Tempus

Tempus is a technology company advancing precision medicine through the practical application of artificial intelligence in healthcare. With one of the world’s largest libraries of multimodal data, and an operating system to make that data accessible and useful, Tempus provides AI-enabled precision medicine solutions to physicians to deliver personalized patient care and in parallel facilitates discovery, development and delivery of optimal therapeutics. The goal is for each patient to benefit from the treatment of others who came before by providing physicians with tools that learn as the company gathers more data. For more information, visit tempus.com.

About Personalis, Inc.

At Personalis, we are transforming the active management of cancer through breakthrough personalized testing. We aim to drive a new paradigm for cancer management, guiding care throughout the patient journey. Our highly sensitive assays combine tumor-and-normal profiling with proprietary algorithms to deliver advanced insights even as cancer evolves over time. Our products are designed to detect minimal residual disease (MRD) and recurrence at the earliest timepoints, enable selection of targeted therapies based on ultra-comprehensive genomic profiling, and enhance biomarker strategy for drug development. Personalis is based in Fremont, California. To learn more, visit www.personalis.com and connect with us on LinkedIn and X (Twitter).

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect the current views of Tempus AI, Inc. (“Tempus”) and/or Personalis, Inc. (“Personalis”) about future events. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Personalis and Tempus, the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Although we believe our forward-looking statements are reasonable, statements made regarding future results are not guarantees of future performance and are subject to numerous assumptions, uncertainties and risks that are difficult to predict. Actual outcomes and results may be materially different from the results stated or implied in such forward-looking statements included in this communication.

Actual outcomes and results may differ materially from those included in the forward-looking statements in this communication due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Personalis shareholders may not adopt the merger agreement, the risk that Personalis or Tempus may be unable to obtain governmental and regulatory approvals and clearances required for the proposed transaction, or required governmental and regulatory approvals and clearances may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Personalis’ common stock or Tempus’ common stock, the risk that prior to the closing the market price of Tempus’ Class A common stock falls below $46.00 giving rise to the right for Personalis to terminate the Merger Agreement, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Personalis and/or Tempus to retain and hire key personnel, on the ability of Personalis to attract third-party customers, or on Personalis’ operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected, the risk that third-party payers, including commercial payers and government healthcare programs, may not provide adequate coverage of, or reimbursement for, the combined company’s tests and data offerings, the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including with respect to healthcare regulation and data privacy and security, the risk that the credit ratings of the combined business may be different from what the companies expect, the combined company’s ability to identify and mitigate the operational, legal, reputational and competitive risks associated with its use of artificial intelligence in its products and services, adverse economic conditions and other factors detailed in Personalis’ and Tempus’ Annual Reports on Form 10-K for the year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

All such factors are difficult to predict and are beyond Personalis’ and Tempus’ control. Additional risks or uncertainties that are not currently known to Personalis or Tempus, that Personalis or Tempus currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this communication. Personalis and Tempus undertake no obligation to publicly correct or update the forward-looking statements in this communication, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Tempus intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Personalis and that will also constitute a prospectus of Tempus. Tempus, Personalis and certain of their respective affiliates intend to jointly file a transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) with the SEC. Personalis may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus, registration statement, the Schedule 13E-3 or any other document that Tempus or Personalis may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Personalis. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, THE SCHEDULE 13E-3 AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TEMPUS, PERSONALIS AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Tempus, Personalis and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and proxy statement/prospectus (if and when available) and other documents filed with the SEC by Tempus may be obtained free of charge on Tempus’ website at https://investors.tempus.com/financials/sec-filings or, alternatively, by directing a request by mail to Tempus’ Corporate Secretary at Tempus AI, Inc., 600 West Chicago Avenue, Suite 510, Chicago, Illinois 60654. Copies of the proxy statement/prospectus (if and when available) and other documents filed with the SEC by Personalis may be obtained free of charge on Personalis’ website at https://investors.personalis.com/financial-information/sec-filings or, alternatively, by directing a request by mail to Personalis’ Corporate Secretary at Personalis, Inc., 6600 Dumbarton Circle, Fremont, California 94555.

PARTICIPANTS IN THE SOLICITATION

Tempus, Personalis and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Tempus, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Tempus’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Tempus’ 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “The Board of Directors and Certain Governance Matters,” “Non-Employee Director Compensation,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Tempus Class A Common Stock by the directors and executive officers of Tempus have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by Tempus’ directors and executive officers with the SEC, including (i) the Form 4s filed by Mr. Lefkofsky on April 30, 2026, May 21, 2026, May 29, 2026 and July 1, 2026, (ii) the Form 4s filed by Mr. Bartolucci on May 6, 2026 and May 21, 2026, (iii) the Form 4s filed by Mr. Polovin on May 6, 2026 and May 21, 2026, (iv) the Form 4s filed by Mr. Fukushima on May 6, 2026, May 15, 2026, May 21, 2026, July 8, 2026 and July 10, 2026, (v) the Form 4s filed by Mr. Rogers on May 6, 2026, May 21, 2026 and June 29, 2026, (vi) the Form 4s filed by Mr. Schoenherr on May 6, 2026 and May 21, 2026, (vii) the Form 4 filed by Mr. Barris on May 26, 2026, (viii) the Form 4 filed by Mr. Belcher on May 26, 2026, (ix) the Form 4 filed by Mr. Gottlieb on May 26, 2026, (x) the Form 4s filed by Mr. Epstein on May 26, 2026 and June 3, 2026, (xi) the Form 4 filed by Mr. Leonsis on May 26, 2026, (xii) the Form 4s filed by Ms. Doudna on May 26, 2026 and June 29, 2026, (xiii) the Form 4 filed by Ms. West on May 26, 2026, and (xiv) the Form 4 filed by Mr. Frederick on May 26, 2026. Information about the directors and executive officers of Personalis, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Personalis’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Personalis’ 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2026, including under the headings “Corporate Governance and Board of Directors Matters,” “Director Compensation,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Personalis Common Stock by the directors and executive officers of Personalis have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Personalis’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Tempus or Personalis using the sources indicated above.